UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42885

Agroz Inc.

(Translation of registrant's name into English)

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara

47810 Petaling Jaya, Selangor, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Nasdaq Minimum Bid Price Deficiency Letter

On February 17, 2026, Agroz Inc. (the “Company”) received a deficiency letter (“Deficiency Letter”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that, for the preceding 30 consecutive business days, the closing bid price for the Company’s Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”), was below the minimum $1.00 per share requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”).

The Company’s receipt of this Deficiency Letter has no immediate effect on the Company’s Nasdaq listing. In accordance with Nasdaq rules, the Company has been provided an initial period of 180 calendar days, or until August 17, 2026 (the “Compliance Date”, and such 180 day period, the “Compliance Period”), to regain compliance with the Bid Price Requirement. Pursuant to the Deficiency Letter, if at any time during the Compliance Period the closing bid price of the Ordinary Shares is at least $1 for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and such matter will be closed.

If the Company does not regain compliance during the Compliance Period, the Company may be eligible for an extension of an additional 180 calendar days, provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for the Bid Price Requirement, and provide a written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete such split no later than ten (10) business days prior to the Compliance Date. If it appears to the Staff that the Company will not be able to cure its deficiency, or if the Company is otherwise not eligible, Nasdaq will notify the Company of its determination to delist the Company’s Ordinary Shares, at which point the Company will have an opportunity to appeal the delisting determination to a Hearings Panel.

The Company intends to monitor the closing bid price of the Common Shares and may, if appropriate, consider available options to regain compliance with the Bid Price Requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGROZ INC.

Date: February 18, 2026	By:	/s/ Gerard Kim Meng Lim
Gerard Kim Meng Lim
Chief Executive Officer